

Mail Stop #4631   May 5, 2016

<u>Via E-mail</u>
Jeff Stockdale
Chief Operating Officer
Ambient Water Corp.
7721 East Trent Ave.
Spokane Valley, WA 99212

> **Re: Ambient Water Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 3, 2016**
> **File No. 333-210776**

Dear Mr. Stockdale:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

<u>General</u>

1. We note your revised disclosure in response to comment one in our letter dated April 29, 2016. Please revise or remove the following disclosure on page 49 that is inconsistent with the terms of your Securities Purchase Agreement: "If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders."

<u>Risk Factors, page 9</u>

2. We note your revised disclosure in response to comment two in our letter dated April 29, 2016. In your next amendment, please expand upon why the parties chose $5 million as the potential full amount under the agreement given that 90 million shares currently equals $114,750.

Please contact David Korvin, Staff Attorney at 202-551-3236 or Craig Slivka, Special Counsel at 202-551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
       Gregory Wilson